Amendment of Bylaws of Iceweb, Inc.

The undersigned, being the Corporate Secretary of Iceweb, Inc., a Delaware corporation (the “Corporation”), hereby certifies that the Corporation’s Bylaws were amended effective April 23, 2014, by the Board of Directors of the Corporation to replace Section 2.1 in its entirety as follows:

“Section 2.1:  Number; Qualifications.  The Board of Directors shall consist of three (3) members.  The number of directors may be fixed from time to time by resolution of the Board of Directors.  Directors need not be stockholders of the Corporation.”

By:	/s/ Robert M. Howe, III
Name:	Robert M. Howe III
Title:	Secretary

1150652.1